Esportz Entertainment Corp



ANNUAL REPORT

Esportz Entertainment Corp.
18004 Sky Park Circle, Suite 120
Irvine, CA 92614
https://www.esportznetwork.com

This Annual Report is dated May 18, 2020.

BUSINESS

Business Description

Esportz Entertainment Corp. (Esportz Network), is a Digital First Fan Centric Esports Media Company. Having built a strong foundation over the past year, we are focused on realizing revenues and furthering opportunities for impactful strategic relationships.

Esportz Network - Our Core Business and Reuters Global Credibility

We are among the largest esports news agencies in the world with 90 professional freelance reporters active on our news and entertainment platform. We deliver our content through our own proprietary Esportz Network web-based platform, Medium, and through Reuters as their Global partner for esports news, photos, video, and podcasting, fully monetized.

We curate Esportz Network content via a process that vets' freelance reporters and their stories. Our approach provides the first marketplace for freelance esports reporters to readily monetize their story content while enabling us to capture, distribute and monetize leading esports coverage around the world.

Key Features of Esportz Network Platform:

·   **Industry news reporting and articles focused on 10+ of the leading esports games**

·   **Integrated with Reuters Connect with global distribution available to 3,000+ news outlets**

·   **An entire operating system for hiring, incentivizing and managing freelance reporters, photographers, and videographers for approvals, content processing, and instant payments.**

·   **Cosplay and gaming competition features increases engagement**

·   **Podcasting shows compliment traditional reporting**

To address the shortage of good quality licensed esports photography and video sought by advertising agencies and companies developing esports and gaming related content we launched EsportsIMG.com. Given our prolific photography and video gathering for our news business, we recognized the opportunity to capitalize on these assets through commercial distribution. EsportzIMG operates in a similar way to Shutterstock and Getty Images, however, focused exclusively on esports and gaming photography.

Programming – Leading Revenue Driver and Profit Contributor

The growth in esports and gaming content viewership has been unceasing and growing at an extraordinary pace creating a massive demand for new programming content. In response to this demand, we have built the foundation needed to capitalize on the opportunity.

Our strategic agreements with Pfinix in Orange County, CA, and Reuters in NYC at Times Square provide us with contemporary broadcast production studios, fully staffed, on demand. With these studio agreements we have saved millions in capital costs, overhead and operating expenses.

We have begun to create our initial lifestyle programming offering, Gamer Hour, targeted to the US and global esports community. Our content will be streamed through the most popular online broadcasters and social network platforms including Twitch, YouTube, Facebook, and many others that appeal to esports gamers and fans. Programming will include news, entertainment and lifestyle shows to provide optimal prospects for extended viewing and engagement.

Podcasting – Leading Podcast Show and Sponsorship Opportunity

We have already produced 100's of podcasts over the past year and hold a prominent position on Google along with more than a dozen podcasting streaming services. Our podcasts give us greater access and standing within the industry. They are a valuable asset with significant upside potential.

Esportz Pro – Media Training – Huge Potential

Many young gamers have no experience in speaking with the media or effectively representing major brands. This is problematic for brands spending heavily in sponsorships, getting little recognition, not to mention gamers trying to create value in their career similarly to other professional athletes.

There is a largely unmet need for media strategy and player/team training at the college level. Esportz Pro has an enormous opening to deliver the first truly innovative national college esports media program supported through sponsorship by global brands to deliver the program free to colleges.

Traditional media trainers are not likely to be competitive gamers, are too old, and don't speak the intricate language of gaming needed to connect with young gamers. Our Esportz Pro trainers will be drawn from the ranks of reporters and streamers covering the competitive gaming community. We are developing comprehensive media training and other online courses to offer gamers the training and coaching essential to realize their greatest brand value.

Cosplay – Costume Play – Multifaceted Later Stage Contributor

Cosplay is a global phenomenon which has gained significant attention in the esports world. Along with the added website traffic that a well-executed cosplay section brings us, we hold a Talent Agency License to represent Cosplayers and earn commissions in the process. As a part of our platform buildout, we identified exceptional cosplayers from around the world that we added to our website and represent for promotional activities.

Previous Offerings

Between _____ and _____, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

There have been no other RegCF offerings for this company past or present

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The company was formed in February 2019 and has no 2018 operating history.
A copy of the company 2019 P&L and Balance Sheet are attached to my email with this document.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $ 0.00. [*The Company intends to raise additional funds through an equity financing*.]
The company was formed in February 2019 and has no 2018 operating history.

Debt

The company was formed in February 2019 and has no 2018 operating history.
The company had liabilities of $34,980 as a short term loan and $61,404.47 in Accounts payable and $100.00 due to mark Thimmig as of December 31, 2019. This information is noted on the December 31, 2019 Balance Sheet.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Mark F. Thimmig, Chairman, CEO, CFO
Jordan C Thimmig
Ryan R. Thimmig

Directors and Officers*

Name: Mark F Thimmig

Positions and offices currently held with the issuer:

- Position: Chairman, Chief Executive Officer (CEO)
  Dates of Service: February 8, 2019 - present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. ... The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable

- Position: Chief Financial Officer (CFO)
  Dates of Service: February 8, 2019 - present
  Responsibilities: The chief financial officer (CFO) is the officer of a company that has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, financial reporting and analysis of data. CFO responsibilities also include the authority to establish accounting policies and procedures for credit and collections, purchasing, payment of bills, and other financial obligations. Cash is king and the flow of cash, or cash flow, is the most important job.

Other business experience in the past three years:

- Employer: Conservaco, LLC, and DBA's Ignite Agency, Ludicrous Agency
  Title: Chairman, CEO, CFO
  Dates of Service: July 5, 2012 - present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable The chief financial officer (CFO) is the officer of a company that has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, financial reporting and analysis of data. CFO responsibilities also include the authority to establish accounting policies and procedures for credit and collections, purchasing, payment of bills, and other financial obligations.
- Employer: ISIGN Media Corp
  Title: Board of Director
  Dates of Service: January 24, 2019 - present
  Responsibilities: The board of directors is charged with oversight. Directors grapple with topics such as data security and cyber risk, issues that are in a constant state of flux as technology advances and the legal landscape develops. Advance planning for crisis management similarly is an ongoing project, as boards adjust to changes in the business environment. Along with crisis management planning, the big picture issues include chief

executive succession planning, executive compensation, risk management—including, for example, financial, strategic, cybersecurity, and reputational (particularly through social media) risk—accounting and compliance oversight, significant transactions, and shareholder relations. All of these are crucial to the continued success of a company, and all must be addressed and monitored by an active board. The essential job for a board is to make sure that the company has the "right" chief executive officer and strategy. That said, one of the most important priorities for a board is to help the chief executive in setting the "tone at the top." The board and chief executive officer play influential roles in creating a corporate culture in which all employees understand that the company expects and rewards ethical behavior.

- Employer: Mindstream, LLC
  Title: Chairman, CEO
  Dates of Service: December 10, 2009 - present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable

- Employer: BluAtom VR
  Title: Chief Marketing Officer
  Dates of Service: December 10, 2016 - present
  Responsibilities: Provide marketing and PR guidance to the company.

- Employer: Privilege Capital Partners, LLC
  Title: Chairman, CEO
  Dates of Service: January 5, 2007 - present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO

include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable

- Employer: Privilege Capital Ventures, LLC
  Title: Chairman, CEO
  Dates of Service: February 15, 2012 - December 31, 2018
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable

---

Name: Jordan C Thimmig

Principal Occupation: Chief Technology Officer (CTO)

Employer: Conservaco, LLC

Dates of Service: December 1, 2018 - present

Hours worked at Principal Occupation: 30

Positions and offices currently held with the issuer:

- Position: Company Secretary, Chief Technology Officer
  Dates of Service: February 8, 2019 - present
  Responsibilities: As Corporate Secretary's Jordan's duties include, ensuring the integrity of the governance framework, being responsible for the efficient administration of a company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors. As Chief Technology Officer, Jordan's duties include developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.
- Position: Chief Technology Officer
  Dates of Service: December 1, 2019 - present
  Responsibilities: - Oversee and direct all agency activities related to IT, security, web hosting and web development including internal and client sites - Oversee project management and provide clients with estimated costs, timeline, milestones, infrastructure and software demands / capabilities - Provide specific solutions / technologies product consulting for major accounts based on extensive technical knowledge of software and database infrastructure for WordPress and Shopify websites - Understand and gather clients' business requirements, then translate them into technical requirements and proposals - Validate all web-related deliverables with clients based on desired outcomes - Maintain client relationships and facilitate information flow between the technical team, design team, and the clients' team members See less

Other business experience in the past three years:

- Employer: Conservaco, LLC
  Title: Chief Technology Officer (CTO)
  Dates of Service: December 1, 2018 - present
  Responsibilities: As Chief Technology Officer, Jordan's duties include, developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.
- Employer: Conservaco, LLC
  Title: Lead Developer
  Dates of Service: April 1, 2016 - December 1, 2018
  Responsibilities: • Develop professional WordPress and Shopify websites • Create Crowdfunding campaigns from the ground-up on Kickstarter and IndieGoGo platforms. • Manage CrowdfundingHeadlines.com, including SEO, writing & editing blog content, and advertising. • Oversee quality control, implement site speed optimization and security. • Coding HTML 5, CSS 3, JavaScript, Liquid (Shopify ecommerce sites), and Adobe Photoshop. • Write custom code when necessary to solve problems and to satisfy client special requests.

Name: Ryan R. Thimmig

Principal Occupation: Vice President of Sales and Marketing

Employer: Conservaco, LLC, The Ignite Agency

Dates of Service: August 1, 2018 - present

Hours worked at Principal Occupation: 25

Positions and offices currently held with the issuer:

- Position: Vice President of Sales and Marketing
  Dates of Service: February 8, 2019 - present
  Responsibilities: As VP of Sales and Marketing is responsible for managing all brands, distribution channels, and deployment of sales for the organization. He is responsible for working with the CEO to develop the strategic sales plans based on company goals that will promote sales growth and customer satisfaction for the organization.

Other business experience in the past three years:

- Employer: Conservaco, LLC, The Ignite Agency
  Title: Vice President of Sales and Marketing
  Dates of Service: August 1, 2018 - December 2019
  Responsibilities: As VP of Sales and Marketing is responsible for managing all brands, distribution channels, and deployment of sales for the organization. He is responsible for working with the CEO to develop the strategic sales plans based on company goals that will promote sales growth and customer satisfaction for the organization.
- Employer: Conservaco, LLC, The Ignite Agency
  Title: Senior Marketing Strategist
  Dates of Service: February 1, 2015 - July 1, 2018
  Responsibilities: Create, manage and execute the marketing strategy for new and established businesses in a wide range of markets. Consult with domestic and international clients' product/service launches, as well as ongoing offerings. Business Development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common stock authorized		100,000,000		
Preferred stock authorized		10,000,000		
Common stock outstanding		5,610,440		
Mark Thimmig		5,000,000		89.12%
Jeff McCarthy		588,240		10.48%
Crowdfunding Investors		22,200		0.40%

RELATED PARTY TRANSACTIONS

- Name of person: Mark F. Thimmig
  Relationship to company: 20%+ Owner
  Nature / amount of interest in the transaction: Executed contract on behalf of Esportz Entertainment Corp. and Mindstream LLC. Mark F. Thimmig is the sole owner of Mindstream LLC and Sole owner of Esportz Entertainment Corp.
  Material terms of transaction: Executed contract with Mindstream LLC for a license to the operating assets and revenues of the company.

- Name of entity: Conservaco, LLC / The Ignite Agency
  Names of 20% owners: Mark F. Thimmig
  Relationship to company: Provides Office Space, Marketing and PR Services
  Nature / amount of interest in the transaction: Esportz Entertainment Corp. has been provided office space to conduct its administrative operations which will incur renatl cost once the company is funding through the Reg CF offering and will purchase business development, marketing, website development, and PR services in support of the company on an as needed basis at fair market pricing.
  Material terms of transaction: Invoices will be prepared with terms including the services provided, price, and due date for payment.

- Name of entity: Mindstream LLC
  Names of 20% owners: Mark F. Thimmig
  Relationship to company: Mindstream LLC has approved an agreement to provide YouTube show revenues, trade names, and other intellectual property to Esportz Entertainment at no cost for a three year period.
  Nature / amount of interest in the transaction: There is no cost to Esportz Entertainment Corp. for this agreement.
  Material terms of transaction: Mindstream LLC, Licensor, is providing Esportz Entertainment Corp., Licensee, with an exclusive global license for a period of three (3) years from the date of this agreement to certain wholly owned assets at no cost to Licensee as listed below. • USPTO pending trademarks for Esportz, Esportz Network, Esportz Pro and EZPro • Esportz related Domain Names as noted on the attachment. • Esportz branding, graphic design and video • Esportz Company Shopify website – www.esportznetwork.com • Esportz Social Media, Facebook, Instagram, Twitter, YouTube • StoryTimeWithMsBecky YouTube channel, #1 Children's book reading channel on YouTube in the world. Includes a library of 520 shows, 23+ Million views, 60,000 + subscribers and monthly YouTube AdSense revenue. Any improvements made to these assets during the term of this agreement will remain with the assets and convey fully to the benefit of Mindstream LLC without cost or obligation. At the conclusion of the three-year (3) agreement, March 1, 2022, the parties will work together to negotiate a new agreement for an additional term. The terms of the new agreement may include compensation and other benefits to Mindstream LLC as mutually agreed by the parties. Assignment of this agreement in whole or in part requires the written approval of

Mindstream LLC, which shall not be unreasonably withheld. Mindstream LLC shall have up to 90 days after receiving written notification of the intent to transfer which must contain relevant information needed to properly review any offer for transfer. In the event that any local, state, national or international fees or taxes of any type relating to these assets are due and payable during the term of the agreement or following the term of the agreement for the period of the agreement, Licensee shall be solely responsible for payment of all fees and or taxes. Maintenance of Confidentiality. Each party shall take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the other party. Without limiting the foregoing, each party shall take at least those measures that it takes to protect its own most highly confidential information and shall promptly notify the disclosing party of any misuse or misappropriation of Confidential Information of which it becomes aware. Each party shall disclose Confidential Information only to those officers, directors, employees and contractors who are required to have the information in order to evaluate or engage in discussions concerning the contemplated business relationship, and such party shall remain responsible for compliance with the terms of this Agreement by its officers, directors, employees and contractors. This Agreement shall be governed by the laws of the State of California, without reference to conflict of laws principles. This document contains the entire agreement between the parties with respect to the subject matter hereof, and neither party shall have any obligation, express or implied by law, with respect to trade secret or proprietary information of the other party except as set forth herein. The invalidity or unenforceability of any provision of this Agreement, or any of its terms or provisions, will not affect the validity of this Agreement as a whole, which will at all times remain in full force and effect. A failure to enforce any provision of this Agreement will not constitute a waiver thereof or of any other provision. This Agreement may not be amended, nor any obligation waived, except by a writing signed by both parties hereto. Any notices required to be given under this agreement shall be deemed given upon the earlier of receipt of five (5) days after mailing by certified mail, return receipt requested, or hand delivery by messenger or express service, to the addresses stated on the first page, or to such other address as the either party may specify to the other in writing form time to time. This agreement has been transferred to Esportz Entertainment Corp. through mutual agreement on October 31, 2019.

OUR SECURITIES

The company was founded in February 2019 and therefore, had no shares of common stock in 2018.

In 2019 the stock formation is as follows:

Common stock authorized	100,000,000	
Preferred stock authorized		10,000,000
Common stock outstanding		5,610,440

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Esportz Entertainment Corp.

By   */s/Mark F. Thimmig*
        _____

        Name   Mark F. Thimmig
        :

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Mark F. Thimmig, Principal Executive Officer of Esportz Entertainment Corp., hereby certify that the financial statements of Esportz Entertainment Corp. included in this Report are true and complete in all material respects.

/s/Mark F. Thimmig

Principal Executive Officer

Balance Sheet

Esportz Entertainment Corp.
As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Assets		
Cash and Cash Equivalents		
Esportz Entertainment Corp	93	-
Esportz Entertainment Corp Sav	5	-
Total Cash and Cash Equivalents	**98**	**-**
Property, Plant and Equipment		
Property, Plant and Equipment, net	49,215	-
Total Property, Plant and Equipment	**49,215**	**-**
Total Assets	**49,313**	**-**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	61,402	-
Short Term Loan	34,980	-
Total Current Liabilities	**96,382**	**-**
Non-Current Liabilities		
Due to - Mark Thimmig	100	-
Total Non-Current Liabilities	**100**	**-**
Total Liabilities	**96,482**	**-**
Equity		
Current Year Earnings	(209,974)	-
Capital Stock		
Additional Paid in Capital	137,242	-
Common Stock	563	-
Preferred Stock	25,000	-
Total Capital Stock	**162,805**	**-**
Total Equity	**(47,169)**	**-**
Total Liabilities and Equity	**49,313**	**-**

Income Statement

Esportz Entertainment Corp.
1 January 2019 to 31 December 2019

	31 Dec 19
Revenue	
Esportz Network - Advertising	2,835
Membership Fees	47
Sales	21,400
Streaming Revenue	450
Total Revenue	**24,732**
Less Cost of Sales	
Esportz Network - Clothing & Merchandise	4,118
Esportz Network Advertising	(950)
Esportz Pro- Clothing & Merchandise	24
Esportz Pro E-Learning Courses	833
Total Cost of Sales	**4,024**
Gross Profit	**20,708**
Operating Income / (Loss)	**20,708**
Other Income and Expense	
Accounting & Tax	(2,000)
Advertising & Promotion	(35,642)
Bank Service Charges	(666)
Consulting Expense	(87,390)
Depreciation	(7,168)
Dues & Subscriptions	(6,123)
Equipment Rental Expense	(350)
Hotel & Airbnb	(357)
Insurance	(84)
Legal Expenses	(9,335)
Marketing Expense	(35,623)
Meals	(1,114)
Office Expenses	(461)
Office Rent	(17,500)
Payroll Tax Expense	(11)
Registration, Licenses, Fees	(1,274)
Reporters Compensation - Esportz Network	(14,603)
Software Expenses	(1,713)
Stripe Credit Card Processing Fees	(30)
Telephone & Internet	(1,229)
Training & Education	(361)
Transportation Expense	(425)
Travel & Airfare	(1,036)

Income Statement

	31 Dec 19
Underwriting Fees	(6,274)
Wages & Salaries	82
Total Other Income and Expense	**(230,682)**
Net Income / (Loss) before Tax	**(209,974)**
Net Income	**(209,974)**
Total Comprehensive Income	**(209,974)**